SAMSON OIL & GAS LIMITED REPORTS NORTH HARSTAD WELL PRODUCING AT A MAXIMUM OF 380 BOPD

Denver 1500 hours March 6, Perth 0700 hours March 7, 2008

Harstad #1-15H (SSN 34.5%)
As previously reported, the Harstad #1-15H well was successfully fracture stimulated on February 6, treating pressures observed and log data collected since the fracture stimulation suggest that several different fracture areas were created.

Local electrical supply disruptions caused by winter storms during the previous week interrupted the establishment of a consistent pump rate, however this issue has been resolved and the Harstad well has for the last four days produced between 290 and 380 BOPD and averaged 305 BOPD during this period. The recent increase in the price of crude oil to in excess of US$100 per barrel means that the net oil rate of around 100 BOPD is expected to positively impact on Samson’s cash flow.

The price differential in the Williston Basin is US$ 15 per barrel and therefore the net wellhead price received for this production should be US$ 85 per barrel and therefore the monthly cash flow to Samson if this rate is sustained for a limited period and then declining in line with observed reservoir behavior would average US$ 170,000 per month for the next 12 months.

The well is producing at an average rate of 305 BOPD from a 4,800 foot horizontal well bore, the same well bore and producing interval that produced the pre-stimulation rate of 68 BOPD. The well is not cased over the productive section and is producing from a dolomitic limestone.

Given this successful result, two additional Proved Undeveloped locations have been created and the first of these will be drilled in the summer of 2008. The well design for these wells will be improved and the horizontal section diameter will be increased from the existing 4 and ½ inch such that the acid stimulation can be achieved in multiple, discrete mechanically separated sections within the well bore. This will allow for multiple fracture creation and therefore the subsequent oil rate will be improved

The Harstad well is located in the Williston Basin in North Dakota and produces from the Bluell Formation, which is developed in this field using horizontal completions. Samson’s working interest in the Harstad well is 34.5% (NRI 26.4%). Due to ownership difference across the leased area, Samson’s total working interest in the prospect is 41% (NRI 31%).

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depositary Receipts (ADRs) are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of

SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR Managing Director

Statements made in this release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will”, including comments regarding the expected production rates following stimulation of the Harstad #1 Well, timing of additional PUD drilling and the impact of the increased production on Samson's cash flows Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including changes in the price of oil and natural gas, and uncertainties inherent in estimating quantities of oil and gas reserves and projecting future rates of production and timing of development activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.